March 20, 2020

J. Joseph Kim, Ph.D.
President and Chief Executive Officer
Inovio Pharmaceuticals, Inc.
660 West Germantown Pike, Suite 110
Plymouth Meeting, PA 19462

       Re: Inovio Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed March 13, 2020
           File No. 333-237172

Dear Dr. Kim:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Darah Protas, Esq.